Exhibit 23.3

Consent of Independent Auditors

Special Diversified Opportunities Inc.

Wilmington, Delaware

We hereby consent to the use in Form S-4 constituting a part of this Registration Statement of our report dated April 3, 2017, relating to the consolidated financial statements of Interboro Holdings, Inc., which is contained in that Form S-4.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, New York

April 25, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.